     Exhibit 99.(a)(5)

November 2, 2004

The Board of Directors
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193

Dear Sirs:

PURPORTED OFFER BY HARMONY GOLD MINING COMPANY LIMITED (“HARMONY”) TO ACQUIRE ALL THE ORDINARY SHARES AND AMERICAN DEPOSITARY RECEIPTS OF GOLD FIELDS LIMITED (THE “COMPANY”)

You have requested our opinion as to whether the Exchange Ratios (as defined below) under the purported offer (the “Offer”) by Harmony to acquire:

1.	all the ordinary shares, par value ZAR 0.50 per share, of the Company (the “Gold Fields Shares”) for 1.275 new ordinary shares, par value ZAR 0.50 per share, of Harmony (the “Harmony Shares”) per Gold Fields Share (the “Share Exchange Ratio”); and

2.	all the American Depositary Receipts evidencing American Depositary Shares (each representing one Gold Fields Share) of the Company (the “Gold Fields ADRs”) for 1.275 new American Depositary Receipts evidencing American Depositary Shares (each representing one Harmony Share) of Harmony (the “Harmony ADRs” and, together with the Harmony Shares, the “Harmony Securities”) per Gold Fields ADR (the “ADR Exchange Ratio” and, together with the Share Exchange Ratio, the “Exchange Ratios”), are fair, from a financial point of view, and/or can be said to be reasonable, for the holders of the Gold Fields Shares and the Gold Fields ADRs (together the “Gold Fields Securities”).

This letter containing our opinion relates only to the Offer announced by Harmony on 18 October 2004 and made in the document published by Harmony on 20 October 2004 (the “Offer Document”) and is presented in accordance with Rule 3.1 of the South African Securities Regulation Code and the Rules of the South African Securities Regulation Panel. Our opinion has been prepared at the request of the Board of Directors of the Company pursuant to the rules referred to in the previous sentence.

Goldman Sachs International has been appointed by the Board of Directors of the Company as independent joint advisers with J.P. Morgan plc to advise on the Offer as to how it affects all holders of Gold Fields Securities, including, specifically, minority holders of Gold Fields Securities.

Goldman Sachs International and its affiliates, as part of their investment banking business, are continually engaged in performing financial analysis with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and financial analyses for various purposes. We have acted as co-financial adviser to the Company in connection with (a) the proposed combination of all of Gold Fields’ assets located outside the Southern African Development Community with those of IAMGold Corporation and (b) the Offer. We expect to receive fees for our financial advisory services in connection with the Offer and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. In addition we have provided investment banking services to the Company from time to time and we may provide investment banking services to the Company and/or Harmony in the future. In connection with such investment banking services, we have received, and may receive, compensation in respect thereof.

Goldman Sachs International is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counselling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International and its affiliates may provide such services to the Company, may actively trade debt and equity securities in the Company, Harmony and their respective affiliates for their own account and for the accounts of customers and may at any time hold long or short positions in Gold Fields Securities and/or Harmony Securities.

In connection with this opinion, we have reviewed, amongst other things:

1.	the financial terms of the Offer as detailed in the Offer Document;

2.	certain annual financial statements of the Company, including the financial statements for the last three years ending 30 June 2004;

3.	certain interim reports of the Company, including the interim report for the three months ending 30 September 2004;

4.	updated Company estimates and internal forecasts resulting from Gold Fields’ Strategic Planning Process last completed on 31 December 2003;

5.	certain financial and stock market information for the Company compared with similar information for certain other companies, the securities of which are trading publicly;

6.	the reported price and trading activity of Gold Fields Securities over the last three years;

7.	certain annual financial statements of Harmony, including the financial statements for the last three years ending 30 June 2004;

8.	certain interim reports of Harmony, including the interim report for the six months ending 30 September 2004;

9.	the Competent Persons’ Report relating to Harmony prepared by Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited (“SRK”) dated 1 July 2003 and the report on significant changes to the operations of Harmony prepared by SRK dated 23 March 2004, both of which are included in the Offer Document;

10.	certain financial and stock market information for Harmony compared with similar information for certain other companies, the securities of which are trading publicly;

11.	the reported price and trading activity of Harmony Securities over the last three years; and

12.	the financial terms, to the extent publicly available, of certain recent business combinations in the gold and mining sector specifically and in other industries generally including takeovers, mergers, transactions, acquisitions and disposals.

Additionally we have performed such other analyses and valuations and considered such other matters as we deemed appropriate.

We have also (a) reviewed certain internal financial analyses, forecasts and projections for the Company and for Harmony prepared by the senior management of the Company (b) discussed with the senior management of the Company their views on the future prospects of the Company and Harmony (c) reviewed advice provided to the Company from the Company’s legal advisors up to 1 November 2004 and (d) received advice from our own legal advisors up to 1 November 2004.

In particular, it should be noted that we have based our valuations, with your consent, on a gold price assumption of ZAR 85,000/kg in real terms. Our valuations, and therefore our opinion contained in this letter, is sensitive to changes in the ZAR gold price. Our opinion furthermore is also based on advice from our legal advisors to the effect that having regard, inter alia, to the provisions of the Securities Regulation Code on Takeovers and Mergers and the Competition Act (Act 89 of 1998), as amended, the Offer should not be implemented in accordance with its terms.

Our opinion is necessarily based upon economic, market, regulatory and other conditions as well as on the information made available to us as of the date hereof and we are under no obligation to update our opinion to take account of any change in such conditions or information. We have relied upon, without independent verification, the accuracy and completeness of all of the financial and other information discussed with the Company or reviewed by us and, for the purposes of this opinion, have assumed such accuracy and completeness for the purposes of providing this letter.

With respect to any financial analyses, forecasts or projections, we have assumed that these have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Harmony by the senior management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Harmony or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal, other than pursuant to those items numbered 4 and 9 on the previous page.

Our opinion only relates to the Exchange Ratios. We express no opinion as to the underlying decision by the Board of Directors of the Company to make any recommendation to holders of Gold Fields Securities in respect of the Offer. We are not expressing any view or opinion, expressly or implicitly, as to the current or potential future value of Gold Fields Securities or Harmony Securities. Further you have not requested, and we have not carried out, any due diligence on Harmony.

Our advisory services and the opinion expressed herein are for the benefit of the Board of Directors of the Company in connection with its consideration of the Exchange Ratios under the Offer for the holders of Gold Fields Securities. Our opinion is addressed to the Board of Directors of the Company for that purpose. Goldman Sachs International is acting for the Board of Directors of the Company in connection with the Offer and no-one else. Specifically this letter and the opinion contained herein do not constitute a recommendation to any holder of Gold Fields Securities as to whether or not to accept the Offer.

This letter has been provided to the Board of Directors of the Company in connection with and for the purposes of their consideration of the Offer and may not be relied upon for any other purpose, or by any other person. It is being reproduced for holders of Gold Fields Securities with our permission but it is not for the benefit of, and shall not confer rights or remedies upon, any employee or creditor of Gold Fields, any holder of Gold Fields’ Securities or any other person. We are not responsible to any person, other than our client for providing rights and protections which we provide to our clients. This opinion may not be disclosed to any other party save as provided above, without our prior written consent.

Based upon, and subject to, the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratios are not fair, from a financial point of view, nor can the Offer be said to be reasonable for the holders of Gold Fields Securities.

Yours faithfully

Goldman Sachs International

/s/ Nigel Robinson

Managing Director